Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of change in Company Secretary and Compliance Officer

Mumbai, July 26, 2021: Please be informed that the Board of Directors, at its meeting held today, inter alia, approved the following:

1.

Mr Hoshang K Sethna (ICSI Membership No.F3507) will retire as the Company Secretary and Compliance Officer (Key Managerial Personnel) of the Company with effect from the closure of business hours of August 31, 2021.

2.

Based on the recommendation of the Nomination and Remuneration Committee and pursuant to Section 203 of the Companies Act, 2013 and Regulation 6(1) of the SEBI LODR Regulations, Mr Maloy Kumar Gupta (ICSI Membership No. A24123) will be appointed as the Company Secretary, Compliance Officer and Key Managerial Personnel of the Company w.e.f. September 1, 2021. Reproduced herein below is the brief details of the appointment as prescribed under SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015 and profile of Mr Gupta, the contents of which is self-explanatory.

Details under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read along with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015

Sr. No.	Particulars	Details of change
		Mr Hoshang K Sethna	Mr. Maloy Kumar Gupta
	Reason for change viz. appointment, resignation, removal, death or otherwise	Retirement	Appointment of Mr Maloy Kumar Gupta as Company Secretary, Compliance Officer and Key Managerial Personnel consequent to retirement of Mr Hoshang K Sethna
	Date of appointment / cessation (as applicable) & term of appointment	August 31, 2021 Term of appointment: NA

September 1, 2021

Term of appointment: Mr Maloy Kumar Gupta will be appointed as the Company Secretary, Compliance Officer and Key Managerial Personnel  w.e.f. September 1, 2021 consequent upon the retirement of Mr Hoshang K Sethna from the close of business hours on August 31, 2021.

	Brief profile (in case of appointment)	NA	As reproduced herein below.
	Disclosure of relationships between directors (in case of appointment of a Director)	NA	NA

BRIEF PROFILE OF COMPANY SECRETARY

Name: Maloy Kumar Gupta ACS No.: 24123 DIN: 05315284 Date of Birth: December 21, 1971 Educational Qualification: B. Com. (Hons.); ACS; MBA-Finance from NMIMS, Mumbai

Background:

Maloy Kumar Gupta has more than 23 years of experience in Group Corporate Secretarial and Finance Functions, including Mergers & Acquisitions and Corporate Restructuring. Maloy joined Tata group in November-2017 and is working as Vice President-Group Corporate Secretarial. In his present assignments, Maloy has been actively involved in guiding Tata group companies in the areas of Corporate Governance and Compliance. In Tata Sons, he is overseeing Corporate Secretarial functions and has been involved in some of the critical litigations of the Company. He is overseeing protection of Tata Sons’ brands and monitoring the D&O Liability Insurance program of the Company.

Prior to joining Tata Group, Maloy was the Company Secretary & Compliance Officer of Bata India Limited, the leading footwear company in India from 2010 to 2017. He started his career in 1997 with erstwhile Shaw Wallace & Company Limited in Mumbai and after its acquisition by UB Group, he moved to Bangalore and worked as Senior Manager-Group Secretarial with United Spirits Limited from 2005 to 2010. Since August-2019, Maloy is currently performing the role of Group Company Secretary of Tata Advanced Systems Limited, the holding company of Aerospace & Defense businesses of Tata group.

This is for the information of the exchange and the members.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.